EXHIBIT 12.1

Letterhead of Wilson Bradshaw & Cao, LLP

August 2, 2019

Zabala Farms Group, Inc.

38625 Calistoga Drive, Suite 200

Murrieta, California 92563

Re:	Zabala Farms Group, Inc. – Form 1-A Offering Circular

Ladies and Gentlemen:

We have acted as counsel to Zabala Farms Group, Inc., a Delaware limited liability company (the “Company”), in connection with the filing of an Offering Circular on Form 1-A (the “Offering Circular”) pursuant to Regulation A under the Securities Act of 1933 which offers for sale 14,000,000 Class A Units of Membership Interest( the “Units”).

This opinion is being furnished in accordance with the requirements of Item 17 of Form 1-A and Regulation S-K.

We have reviewed the Company’s charter documents and the proceedings taken by the Company in connection with the authorization of the Units. Based on such review, we are of the opinion that if, as and when the Units are issued and sold (and the consideration therefor received) pursuant to the provisions of the documents and agreements evidencing the Units, such Units will be duly authorized, legally issued, fully paid and non-assessable.

We consent to the filing of this opinion letter as Exhibit 5.1 to the Offering Circular.

This opinion letter is rendered as of the date first written above and we disclaim any obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to our attention and which may alter, affect or modify the opinion expressed herein. Our opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company.

Very truly yours,

/s/ Wilson Bradshaw & Cao, LLP

WILSON BRADSHAW & CAO, LLP